Rudolph Technologies, Inc.
One Rudolph Road, PO Box 1000
Flanders, New Jersey 07836
Main: 973.691.1300
Fax: 973.691.4863
www.rudolphtech.com

June 23, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington, DC 20549
Attention: Kate Tillan
                Assistant Chief Accountant

            Re:      Rudolph Technologies, Inc.
                        Form 10-K for the fiscal year ended December 31, 2007
                        filed on March 3, 2008
                        Form 10-Q for the quarterly period ended March 31, 2008
                        File No. 000-27965

Dear Ms. Tillan:

            On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated June 11, 2008.  The responses below have been numbered to correspond with the comments in your June 11, 2008 letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements, page F-1

Summary of Significant Accounting Policies, page F-9

J. Goodwill and Other Intangible Assets, page F-11

COMMENT 1

You disclose that you estimate "the fair value of [your] aggregated reporting unit using the market value of [your] common stock at October 31 multiplied by the number of outstanding common shares (market capitalization) and an implied control premium as if it were to be acquired by a single stockholder."  You further disclose that you obtain "information on completed sales of similar companies in a comparable industry to estimate the implied control premium for the Company."  You further note that "[i]f the results of the initial market capitalization test produce results which are below the reporting unit carrying value, the Company may also perform a discounted cash flow test."  We note that you tested for goodwill impairment on October 31, 2007.  Please tell us about the results of your goodwill impairment testing as of October 31, 2007 in determining that there was no impairment of goodwill at that date.

RESPONSE TO COMMENT 1

Below are the results of our goodwill impairment test as of October 31, 2007:

The Company operates in a single segment and has one aggregated reporting unit.  Goodwill is subject to impairment at the reporting unit level.  The goodwill impairment test compared the fair value of the reporting unit with its carrying amount, including goodwill.

Fair Value and Control Premium - Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement.  The market price of an individual share of the Company's stock multiplied by the number of shares outstanding is not representative of the fair value of the reporting unit as a whole. An acquiring entity would be willing to pay more for equity securities, the control premium, that would give it a controlling interest, than an investor would pay for a number of equity securities representing less than a controlling interest.  For the impairment test, a control premium was determined for the reporting unit based on premiums paid in acquisitions of publicly traded semiconductor capital equipment companies for the past three years.  For this impairment test we have used a 28% premium, which is at the low end of the range.

Background on Control Premium Data -   There were seven semiconductor capital equipment acquisitions completed during the past three years.  Two of the seven companies acquired were direct competitors of the Company.  The other five companies also engage in the design, manufacture, marketing and/or service of production systems for the semiconductor capital equipment industry. The data for all the acquisitions was included in our analysis as it represents comparable merger activity data for the industry in which the Company operates.  The Company believes none of the transactions used in our analysis was the product of a hostile takeover nor were any of the targets distressed companies. The premium was determined based on the 20 day average of the acquired company's stock price prior to the acquisition announcement compared to the price of the stock on the day of closing.  The median of the control premiums ranged from 28 - 34% above the acquired companies stock price.

Fair Value - The fair value of the Company's reporting unit is based on the market cap plus the control premium.  As of October 31, 2007, the Company's fair value is $488.7 million.

Market Capitalization Test and Conclusion at October 31, 2007:

(In millions, except per share data)

Number of Rudolph shares outstanding	29.3
Per share value of Rudolph stock	$ 13.03
Rudolph market capitalization	381.8
Value of control premium - 28%	106.9
Rudolph fair value	$ 488.7

Carrying value of Rudolph	$ 409.8

The carrying value of the reporting unit is compared with the fair value of the reporting unit. Since the fair value is greater than the carrying value, no impairment exists.

COMMENT 2

Further, we note that the market price of your common stock decreased from $13.03 as of October 31, 2007 to $11.32 as of December 31, 2007.  Please tell us how you considered paragraph 28 of SFAS 142 in determining whether or not to perform an assessment of the impairment of your goodwill as of December 31, 2007.  Please tell us about the results of your goodwill impairment testing as of December 31, 2007, if any.

RESPONSE TO COMMENT 2

Paragraph 28 of SFAS 142 states that goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  We considered paragraph 28 in determining whether or not to perform an assessment of the impairment of our goodwill at December 31, 2007, noting the following:
  The semiconductor device industry is subjected to significant variations due to its cyclicality.
  Gartner, Inc., one of the leading forecasters for the industry, predicted that 2008 Q1 and Q2 revenues for the industry would be below 2007 Q4 levels but would recover and exceed 2007 Q4 levels in the 2008 third quarter.
  Forecasts were for the semiconductor capital equipment industry to decline in 2008, however to resume growth and increase 12.1% in 2009.
  The Company's revenues sequentially increased approximately 4% in the 2007 fourth quarter.
  The Company's backlog had increased, excluding a recent acquisition, over 65% from the third quarter of 2007, and including the recent acquisition, backlog had increased over 90%.
  There was no significant change in the legal environment, loss of key personnel or changes in the competitive landscape.
Based on these factors, there did not appear to be events or circumstances that changed significantly since the Company's impairment test on October 31, 2007 to warrant a new test and as such, no goodwill impairment test was performed as of December 31, 2007.

COMMENT 3

In addition, we note that you reported revenues of $37.2 million and $48.4 million for the three months ended March 31, 2008 and 2007, respectively.  We also note that your stock price was trading at $9.77 at March 31, 2008.  Given these factors, please tell us how you considered the guidance in paragraph 28 of SFAS 142 as of March 31, 2008 and tell us about the results of your goodwill impairment testing, if any.

RESPONSE TO COMMENT 3

Similar to our approach noted in our response to comment 2, we reviewed our impairment test that was performed in October 2007, in which we determined there was no impairment, and again considered paragraph 28 in determining whether or not to perform an assessment of the impairment of our goodwill as of March 31, 2008, noting the following:

  There had been no significant change in the industry outlook as detailed by the industry forecasters.

  The Company's quarterly revenues, excluding recent acquisitions, had increased 8% since the 2007 third quarter, and including recent acquisitions, revenues had increased 18%.

  The Company's backlog had increased, excluding recent acquisitions, over 100% since the third quarter 2007, and including recent acquisitions, backlog had increased over 140%.

  There was no significant change in the legal environment, loss of key personnel or changes in the competitive landscape.
Based on these additional factors, there continued not to be events or circumstances that changed significantly since the Company's impairment test on October 31, 2007 to warrant a new test and as such, no goodwill impairment test was performed as of March 31, 2008.

Note 3.  Business Combinations, page F-16

COMMENT 4

We note that you issued 1,307 shares of common stock as part of the consideration for PCTA on December 18, 2007.  Please tell us and disclose in future filings the basis for determining the value assigned to the common stock issued, consistent with paragraph 51(d) of SFAS 141 and EITF 99-12.

RESPONSE TO COMMENT 4

In our filing of Form 10-Q for the second quarter ending June 30, 2008 and in future filings, we will disclose the basis for determining the value assigned to the common stock issued as part of the consideration for PCTA.  We will include the following wording:

The measurement date was determined to be the date the acquisition was consummated since the number of shares to be distributed was not determinable until that date.  The market price used to value the Rudolph shares issued as consideration for PCTA was $10.73, which represents the average closing market price of Rudolph's common stock for the three day period ended December 18, 2007.

Form 10-Q for the Quarter Ended March 31, 2008

Financial Statements

Note 3.  Fair Value Measurements

COMMENT 5

You disclose that "[w]hen quoted market prices are unobservable, the Company uses quotes from independent pricing vendors based on recent trading activity and other relevant information.  These investments are included in Level 2 and primarily comprise the Company's portfolio of corporate debt securities, auction rate securities, government-sponsored enterprise, and asset-backed securities."  These investments were $10.3 million as of March 31, 2006.  Please tell us and disclose in future filings information that will enables users of your financial statements to assess the inputs used to develop those measurements, including the valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.  Refer to paragraphs 32 and 39 of SFAS 157.  Please also tell us why you did not include a discussion of your accounting policies under SFAS 157 in your critical accounting policies disclosure in MD&A.

RESPONSE TO COMMENT 5

In our filing of Form 10-Q for the second quarter ending June 30, 2008 and in future filings, we will disclose information that enables users of our financial statements to assess the inputs used to develop these measurements.  We will revise our note as follows:

The Company's investments classified as Level 1 are based on quoted prices that are available in active markets. The forward foreign currency exchange contracts are primarily measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers.  The U.S Treasury Notes are measured based on quoted market prices.

Level 2 investments are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency. These investments, which are held by a custodian, include: corporate debt securities, auction rate securities, government-sponsored enterprise and asset-backed securities. Investment prices are obtained from third party pricing providers, which models prices utilizing the above observable inputs, for each asset class.

The Company did not hold financial assets and liabilities which were recorded at fair value in the Level 3 category as of March 31, 2008.

All of our financial instruments are categorized as either Level 1 or Level 2 in the valuation hierarchy and did not require management to make subjective or complex judgments that could have a material effect on our financial condition or results of operations.  As such, we did not include a discussion of SFAS 157 in our critical accounting policies after evaluating our existing financial instruments.  If in the future, to the extent there are material assets classified as Level 3, that require significant management judgment, we believe it would be appropriate to include a discussion of our accounting policies under SFAS 157 in MD&A.

COMMENT 6

Further to the above, we note that you hold $3.1 million of auction-rate securities at March 31, 2008 that experienced failed auctions which are currently rated A or above.  We further note that you did not record any impairment of these securities and you believe that you will sell these securities within the future.  Please tell us why you do not believe that these assets are impaired at March 31, 2008.  Within your discussion, please explain in more detail the significant other observable inputs (i.e. level 2) that you relied upon in determining the fair value for these securities.  Refer to the guidance in SFAS 157, 115, FSP FAS 115-1, and SAB Topic 5M.

RESPONSE TO COMMENT 6

In January 2008, the Company had $8.3 million of auction-rate securities comprised of 21 individual securities.  At that time, because of the disruption in the auction-rate securities market, we made the decision to begin liquidating our portfolio.  The securities consisted of municipal bonds with an auction reset feature and while not immune to the disruption in the market, was less affected than other areas such as student loan and mortgage-backed securities.  As of March 31, 2008 the balance in the portfolio was $3.1 million reducing to $1.5 million as of the time of the filing of Form 10-Q and currently stands with two securities at a value of $805 thousand.  All of the securities that have sold were at par value.

In determining that the $3.1 million in auction-rate securities at March 31, 2008 were not impaired, we had our bonds valued by a third party municipal bond pricing agency which valued the securities at par value based on the level 2 inputs outlined in our response to question #5.  That information coupled with the sale of 18 securities throughout the quarter, all at par value, led us to the conclusion that our securities at March 31, 2008 were not impaired.

Note 4.  Marketable Securities
COMMENT 7

We note that you hold asset-backed securities and auction-rate securities as of March 31, 2008 and December 31, 2007.  Please revise your future filings, as applicable, to clearly discuss the nature of the material aspects of these securities, as necessary, to provide your investors with information necessary for a clear understanding of your balance sheet items.  For example, as appropriate, identify the nature of those securities that you hold such as the maturity dates, auction reset provisions and interest rate provisions, the nature of the collateral underlying those securities, indicate what factors may affect the value or liquidity of those securities, disclose how the interest rates on those investments will be determined and any material risks.  Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in MD&A in future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.  Also add any appropriate disclosure required by Item 305 of Regulation S-K.

RESPONSE TO COMMENT 7

In our filing of Form 10-Q for the second quarter ending June 30, 2008 and in future filings, to the extent that our asset-backed securities and auction-rate securities are material to the financial position of the Company, we will discuss the material aspects of these securities to provide a clearer understanding of our balance sheet items.  In addition, to the extent that it is reasonably likely that the securities will affect our financial condition in a material way, we will expand our discussion and analysis in MD&A to give a clear understanding of the trend or uncertainty.

Item 4.  Controls and Procedures
COMMENT 8

It is unclear from your disclosures if your principal executive and principal financial officers, or persons performing similar functions, have reached a conclusion that your disclosure controls and procedures were effective or were not effective as of March 31, 2008.  Please amend your filing to include your conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2008 as required by Item 307 of Regulation S-K.

RESPONSE TO COMMENT 8

We will amend our Form 10-Q for the quarter ended March 31, 2008 to include the following statement in the Conclusions section of Item 4:

Management believes that we have made substantial progress towards remediating the material weakness in our internal controls over financial reporting.  Our testing and evaluation of the operating effectiveness and sustainability of these changes to our internal controls over financial reporting have not yet been completed as the above-referenced remediation actions are still in the implementation process.  Therefore, the material weakness identified  in the year ended December 31, 2007still exists as of March 31, 2008 and has caused our management to conclude that we did not maintain effective internal controls over financial reporting as of March 31, 2008. Notwithstanding the material weakness in our internal control over financial reporting that existed as of March 31, 2008, management believes that (i) the Quarterly Report on Form 10Q does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which they were made, not misleading with respect to the periods covered by this Report and (ii) the financial statements, and other financial information included in this Report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the dates and periods presented in this Quarterly Report.
We trust that you will find the foregoing responsive to your comments.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/s/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc:  Paul F. McLaughlin (Rudolph Technologies, Inc.)
      Robert A. Koch  (Rudolph Technologies, Inc.)
      Rudolph Technologies, Inc - Audit Committee
      Tim Vitale (Ernst & Young)